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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CAMBRIDGE HOLDINGS, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

132198201

(CUSIP Number)

Patrick C. Cannon
David Wright Tremaine LLP
1501 Fourth Avenue, Suite 2600
Seattle, WA 98101
(206) 628-7637

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 1995

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132198201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE PEIERLS FOUNDATION, INC. 13-6082503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 179,813

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 179,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (SEE INSTRUCTIONS)

13.	Percent of Class Represented by Amount in Row (11) 23.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 132198201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BRIAN E. PEIERLS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 219,011

	8.	Shared Voting Power 179,813

	9.	Sole Dispositive Power 219,011

	10.	Shared Dispositive Power 179,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (SEE INSTRUCTIONS)

13.	Percent of Class Represented by Amount in Row (11) 23.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 132198201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E. JEFFREY PEIERLS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 302,224

	8.	Shared Voting Power 179,813

	9.	Sole Dispositive Power 302,224

	10.	Shared Dispositive Power 179,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (SEE INSTRUCTIONS)

13.	Percent of Class Represented by Amount in Row (11) 23.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 132198201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MALCOLM A. MOORE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 179,813

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 179,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (SEE INSTRUCTIONS)

13.	Percent of Class Represented by Amount in Row (11) 23.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

                This Schedule 13D relates to the Common Stock of Cambridge Holdings, Inc., a Colorado corporation (the “Company”).  The principal executive offices of the Company are located at 106 S. University Blvd. #14, Denver, Colorado.

Item 2.	Identity and Background

                This Schedule 13D is being filed by The Peierls Foundation, Inc. (the “Foundation”), and its directors, Brian E. Peierls, E. Jeffrey Peierls and Malcolm A. Moore, who share voting power and investment power over the shares owned by the Foundation.  Brian Peierls and Jeff Peierls also own shares individually.   In addition, Brian Peierls is the nominee for shares owned by his minor sons, Derek Peierls and Stefan Peierls.  In the aggregate, these persons beneficially own more than 20% of the common stock of the Company, which necessitates a filing on Schedule 13D.  However, Malcolm Moore and the Foundation disclaim beneficial ownership of the shares owned by Brian Peierls and Jeff Peierls.  Jeff Peierls and Brian Peierls disclaim beneficial ownership of the shares owned by each other.  Jeff Peierls, Brian Peierls and Malcolm Moore disclaim beneficial ownership of the shares owned by the Foundation.

                (a), (b), (c) and (f) — The Foundation is a New York non-profit corporation.  Its principal office address is c/o U.S. Trust Company of N.Y., 114 West 47th Street, New York, NY 10036.  The Foundation’s principal business is making grants to charities.  Jeff Peierls is a U.S. citizen who is self-employed.  His business address is 73 S. Holman Way, Golden, CO, 80401.  Brian Peierls is a U.S. citizen who is self-employed.  His business address is 7808 Harvestman Cove, Austin, TX 78731.  Malcolm Moore is a U.S. citizen employed by Davis Wright Tremaine LLP with a business address of 2600 Century Square, 1501 Fourth Avenue, Seattle, WA 98101.

                (d) and (e) — During  the last five years, none of these persons has been convicted in a criminal proceeding, and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                Since the filing of the last Schedule 13D, Brian Peierls purchased shares for his minor sons, Derek Peierls and Stefan Peierls, from the issuer using $13,588.43 of personal funds.  The Foundation received its shares through a bequest from the Estate of Ethel Peierls.  No funds were borrowed for these purchases.

Item 4.	Purpose of Transaction

                Each of the reporting persons has purchased and holds the shares for investment purposes.  None of the reporting persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

                (a) The Foundation is the direct beneficial owner of 179,813 shares, or approximately 5.9% of the 3,029,870 shares outstanding as of February 14, 2003 (the “Outstanding Shares”), according to the information contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 (the “Quarterly Report”).  By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other reporting persons may be deemed to share indirect beneficial ownership of the shares directly beneficially owned by the Foundation.  Brian Peierls, Jeff Peierls and Malcolm Moore disclaim all such beneficial ownership.

                Brian Peierls is the direct beneficial owner of 219,011 shares, including 13,500 shares owned as the nominee for Derek Peierls and 25,000 shares owned as the nominee for Stefan Peierls, or approximately 7.2% of the Outstanding Shares according to the information contained in the Quarterly Report.  By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other reporting persons may be deemed to share indirect beneficial ownership of the shares directly beneficially owned by the Brian Peierls.  The Foundation, Jeff Peierls and Malcolm Moore disclaim all such beneficial ownership.

                Jeff Peierls is the direct beneficial owner of 302,224 shares, or approximately 9.9% of the Outstanding Shares according to the information contained in the Quarterly Report.  By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other reporting persons may be deemed to share indirect beneficial ownership of the shares directly beneficially owned by the Jeff Peierls.  The Foundation, Brian Peierls and Malcolm Moore disclaim all such beneficial ownership.

                (b)  Brian Peierls and Jeff Peierls have the direct power to vote and direct the disposition of the shares held by them individually.  As directors of the Foundation, Brian Peierls, Jeff Peierls and Malcolm Moore  have the direct power to vote and direct the disposition of the shares held by the Foundation.

(c) Except as described in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Company’s common stock since the filing of the last Schedule 13D.

                (d)  Each of Brian Peierls and Jeff Peierls has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares held by him.  As directors of the Foundation, Brian Peierls, Jeff Peierls and Malcolm Moore have the right to receive on behalf of the Foundation and the power to direct on behalf of the Foundation the receipt of dividends from, and the proceeds from the sale of the shares held by the Foundation.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
Exhibit A: Joint Filing Agreement

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2003

/s/ E. Jeffrey Peierls
E. Jeffrey Peierls

/s/ Brian E. Peierls
Brian E. Peierls

/s/ Malcolm A. Moore
Malcolm A. Moore

THE PEIERLS FOUNDATION, INC.

/s/ E. Jeffrey Peierls
Title:	President

INDEX OF EXHIBITS

EXHIBIT	NAME	PAGE NO. IN CONSECUTIVELY NUMBERED COPY

1	Joint Filing Agreement	9